File No. 812-14043

As filed with the Securities and Exchange Commission on December 19, 2012

Securities and Exchange Commission

Washington, D.C. 20549

In the Matter of the Application

of

Forward Funds

Forward Management, LLC

Forward Securities, LLC

101 California Street, 16th Floor

San Francisco, CA 94111

(800) 999-6809

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

All communications and orders to:

J. Alan Reid, Jr.

Forward Management, LLC

101 California Street, 16th Floor

San Francisco, CA 94111

With a copy to:

Douglas P. Dick, Esq.

Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

This application (including exhibits) consists of 26 pages. The exhibit index appears on Page 19.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of:	)

AMENDMENT NO. 2 TO APPLICATION FOR AN

ORDER UNDER SECTION 12(d)(1)(J) OF THE

INVESTMENT COMPANY ACT OF 1940

(THE “ACT”) FOR AN EXEMPTION FROM

SECTIONS 12(d)(1)(A) AND (B) OF THE ACT AND

UNDER SECTIONS 6(c) AND 17(b) OF THE ACT

GRANTING AN EXEMPTION FROM SECTIONS

17(a)(1) AND (2) OF THE ACT

)
FORWARD FUNDS	)
FORWARD MANAGEMENT, LLC	)
FORWARD SECURITIES, LLC	)
101 California Street, 16th Floor	)
San Francisco, CA 94111)
(800) 999-6809)
)
)

File No. 812-14043

I.	SUMMARY OF REQUESTED RELIEF

Forward Funds (the “Trust”), Forward Management, LLC (the “Adviser”), and Forward Securities, LLC (the “Distributor”) (the Trust, the Adviser, and the Distributor together are the “Applicants”) submit this application with the Securities and Exchange Commission (the “SEC” or the “Commission”) requesting an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) granting an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. Applicants request the exemption to permit registered open-end management investment companies that are not part of the same “group of investment companies” as the Trust within the meaning of section 12(d)(1)(G)(ii) of the Act (the “Investing Funds”) to acquire shares in series of the Trust (the “Funds”) in excess of the limits in section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) (“Broker”), to sell shares of the Funds to the Investing Funds in excess of the limits in section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) each registered open-end management investment company or series thereof that currently or subsequently is part of the same ‘group of investment companies,’ within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust and is advised by the Adviser (included in the term ‘Funds’)1; (2) each Investing Fund that enters into a Participation Agreement (as defined below) with a Fund to purchase shares of the Fund; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund. Applicants also request an order under sections 6(c) and 17(b) of the Act to exempt applicants from section 17(a) to the extent necessary to permit a Fund to sell its shares to and redeem its shares from an Investing Fund. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

II.	ORGANIZATION, STRUCTURE, OWNERSHIP AND OPERATION OF THE APPLICANTS

A.	The Trust and the Funds

The Trust is a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust is organized as a series fund with multiple separate Funds, certain of which are currently offered and sold pursuant to its Registration Statement on Form N-1A.

B.	The Adviser

The Adviser, a Delaware limited liability company with its principal office in San Francisco, CA, currently serves as investment adviser to the Funds, subject to the supervision of the Trust’s board of trustees. The Adviser is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

[1]

Certain of the Funds created in the future may be registered under the Act as either unit investment trusts (“UITs”) or open-end management investment companies and may have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

C.	The Distributor

The Distributor, a Delaware limited liability company with its principal office in San Francisco, CA, serves as the Funds’ distributor. The Distributor is a registered broker dealer under Section 15 of the Exchange Act. The Adviser and the Distributor are under common control, and therefore are affiliated persons of each other within the meaning of Section 2(a)(3)(C) of the Act.

D.	The Investing Funds

As defined earlier, the Investing Funds are registered management investment companies that are not part of the same “group of investment companies” (within the meaning of section 12(d)(1)(G)(ii) of the Act) as the Funds. Each Investing Fund will be advised by an investment adviser that meets the definition of section 2(a)(20)(A) of the Act registered as such under the Advisers Act (each, an “Investing Fund Adviser”). Some Investing Funds also may be advised by investment adviser(s) that meet the definition of section 2(a)(20)(B) of the Act (each, an “Investing Fund Subadviser”).

E.	Proposed Transactions

Applicants propose to permit the Investing Funds to invest in the Funds in excess of the limits in section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any Broker, to sell shares of the Funds to the Investing Funds in excess of the limits in section 12(d)(1)(B) of the Act.

Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds are unaffiliated registered management investment companies that are not part of the same group of investment companies as the Funds. Therefore, Applicants propose to require that an Investing Fund undertake a contractual obligation to participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. Therefore, a participation agreement will be entered into between the Trust, on behalf of the Funds, and each Investing Fund (the “Participation Agreement”).

Any Investing Fund that intends to invest in a Fund in excess of the limits of section 12(d)(1)(A) of the Act would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other registered investment company.

F.	Fees and Expenses

Each Fund is authorized to issue shares of beneficial interest in one or more classes. Investing Funds will invest in those Fund share classes which are not subject to an initial or deferred sales charge, a Rule 12b-1 fee, or an administrative plan fee. Subject to Condition 11, Investing Fund shareholders will, however, indirectly pay their proportionate share of the Funds’ advisory fees, shareholder services fees and other operating expenses.

III.	LEGAL ANALYSIS

A.	Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under this Section, the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.2

1. Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).3 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a. No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also

[2]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43–44.
[3]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966) (“PPI Report”).

expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by an Investing Fund or its affiliated persons over the Funds.

Condition 1 contains measures designed to limit the control that an Investing Fund may have over a Fund. Condition 1 prohibits the Investing Fund Adviser, any person controlling, controlled by or under common control with the Investing Fund Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser or any person controlling, controlled by or under common control with the Investing Fund Adviser (the “Investing Fund’s Advisory Group”) from controlling (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser (the “Investing Fund’s Subadvisory Group”).

Applicants further state that Condition 2 precludes an Investing Fund or the Investing Fund Adviser, any Investing Fund Subadviser, promoter or principal underwriter of an Investing Fund, as well as any person controlling, controlled by or under common control with any of those entities (each, an “Investing Fund Affiliate”) from taking advantage of a Fund, with respect to transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or its investment adviser(s), sponsor, promoter and principal underwriter, and any person controlling, controlled by or under common control with any of those entities (each, a “Fund Affiliate”). In general, no Investing Fund or Investing Fund Affiliate will cause a Fund to purchase a security in an Affiliated Underwriting (as defined below). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate (as defined below) is an “Affiliated Underwriting.” For the purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee of the Investing Fund, or a person of which any such officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

To further assure that a Fund understands the implications of an investment by an Investing Fund under the requested order, prior to an Investing Fund’s investment in the shares of a Fund in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Investing Fund and the Fund will execute an agreement stating, without limitation, that their Boards (as defined below) and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). The board of directors or trustees, as applicable, of a specified entity is referred to herein as a “Board.” Applicants note that each of the Funds (other than an ETF whose shares are purchased by an Investing Fund in the secondary market) will retain its right at all times to reject any investment by an Investing Fund.4

[4]

A Fund, including an ETF, would retain its right to reject any initial investment by an Investing Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Investing Fund.

b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Investing Fund, including a majority of the directors or trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Disinterested Directors”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any advisory contract(s) of any Fund in which the Investing Fund invests. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Investing Fund. Applicants further state that the Investing Fund Adviser will waive fees otherwise payable to it by an Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, in connection with the investment by the Investing Fund in the Fund, subject to certain exceptions noted in Condition 10.

Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).5

[5]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

c. Structure Is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

B.	Sections 17(a), 17(b) and 6(c) of the Act

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include, among other things, any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. Because an Investing Fund relying on the requested order could potentially own more than 5% of the outstanding voting securities of a Fund, the Fund could become an affiliated person of the Investing Fund. Section 17(a) then would prohibit the sale of shares of a Fund to the Investing Fund and the redemption of such shares.

Section 17(b) of the Act authorizes the SEC to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. Applicants submit that the terms of the proposed arrangement, which could result in a Fund being an affiliated person of an Investing Fund, are fair and reasonable and do not involve overreaching on the part of any person concerned.

The Commission has interpreted its authority under section 17(b) as extending only to a single transaction and not a series of transactions. Section 6(c) of the Act permits the SEC to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants submit that the terms of the proposed transactions are fair and reasonable and do not involve overreaching.6 In transactions between the Investing Funds and the Funds, shares of the Funds will be sold and redeemed at their net asset values.7

Applicants also submit that the proposed transactions will be consistent with the policies of each Investing Fund. The investment of assets of the Investing Fund in shares of the Funds and the issuance of shares by the Funds to the Investing Fund will be effected in accordance with the investment restrictions of each Investing Fund and will be consistent with the investment policies set forth in the registration statement of such Investing Fund. The proposed transactions will also be consistent with the policies of each Fund.

[6]

Applicants acknowledge that receipt of any compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by an Investing Fund of shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to an Investing Fund may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

[7]

Applicants note that an Investing Fund generally would purchase and sell shares of a Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Fund. To the extent that an Investing Fund purchases or redeems shares from an ETF that is an affiliated person of the Investing Fund in exchange for a basket of specified securities as would be described in the application for the exemptive order upon which the ETF would rely, Applicants also request relief from Section 17(a) for those in-kind transactions. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the ETF is also an investment adviser to the Investing Fund.

Applicants further submit that the proposed transactions are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person. The proposed transactions involve the sale and redemption of the Funds’ shares based on their net asset value, the same consideration paid and received by any other purchaser of the Funds’ shares.

Also, for the reasons articulated in the legal analysis of section 12(d)(1)(J), above, Applicants submit here that the proposed transactions are appropriate in the public interest and consistent with the protection of investors. Applicants also submit that the proposed transactions are consistent with the policies and provisions of the Act.

IV.	PRECEDENT

The SEC has previously granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this application. The proposed purchase and sale transactions in this application are substantially identical to those in the relief granted to Henderson Global Funds, et al., File No. 812-13950, Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); Precidian ETFs Trust, et al., File No. 812-13818, Investment Company Act Release Nos. 29692 (June 9, 2011) (notice) and 29712 (July 1, 2011) (order); and Eaton Vance Management, et al., File No. 812-13759, Investment Company Act Release Nos. 29591 (Mar. 1, 2011) (notice) and 29620 (Mar. 30, 2011) (order).

V.	APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions:

1. The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in shares of a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The Board of an Investing Fund, including a majority of the Disinterested Directors, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser(s) are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the Disinterested Directors, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

6. The Board of a Fund, including a majority of the Disinterested Directors, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in shares of the Fund. The Board will consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8. Before investing in shares of a Fund in excess of the limits in section 12(d)(1)(A), each Investing Fund and Fund will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Prior to approving any advisory contract under section 15 of the Act, the Board of each Investing Fund, including a majority of the Disinterested Directors, will find that the advisory fees charged under such advisory contracts are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Fund may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Fund.

10. An Investing Fund Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to a Plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12. No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI.	REQUEST FOR ORDER

Applicants request an order pursuant to Sections 12(d)(1)(J) and 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J) and 17(b) and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VII.	PROCEDURAL MATTERS

Applicants file this amended application in accordance with rule 0-2 under the Act, and state that their address is printed on the application’s facing page, and that they request that all written communications concerning the application be directed to the person and address printed on the application’s facing page.

The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit A. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit B. The Statement on Authorizations required by Rule 0-2(c)(2) under the Act is included in this Application as Exhibit C.

Applicants have caused this Application to be duly signed on their behalf on the 14th day of December, 2012.

FORWARD FUNDS

By:	/s/ J. Alan Reid, Jr.
J. Alan Reid, Jr., President

FORWARD MANAGEMENT, LLC

By:	/s/ Judith M. Rosenberg
Judith M. Rosenberg, Secretary

FORWARD SECURITIES, LLC

By:	/s/ Judith M. Rosenberg
Judith M. Rosenberg, Secretary

EXHIBIT INDEX

A.	Verifications required pursuant to Rule 0-2(d).

B.	Authorizations required pursuant to Rule 0-2(c).

C.	Statement on Authorizations required pursuant to Rule 0-2(c)(2).

EXHIBIT A

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that he has duly executed the attached Application for an order, dated as of December 19, 2012 for and on behalf of Forward Funds; that he is the President of such company; and that all actions taken by shareholders, directors, trustees, and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ J. Alan Reid, Jr.
Name:	J. Alan Reid, Jr.
Dated:	December 14, 2012

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that she has duly executed the attached Application for an order, dated as of December 19, 2012, for and on behalf of Forward Management, LLC; that she is the Secretary of such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Judith M. Rosenberg
Name:	Judith M. Rosenberg
Dated:	December 14, 2012

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that she has duly executed the attached Application for an order, dated as of December 19, 2012, for and on behalf of Forward Securities, LLC; that she is the Secretary of such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Judith M. Rosenberg
Name:	Judith M. Rosenberg
Dated:	December 14, 2012

EXHIBIT B

Secretary’s Certification

Forward Funds

RESOLVED: That the Board of Trustees of Forward Funds (the “Trust”) hereby approves the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit, among other things, registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as the Trust, to acquire shares of the Trust’s series that do not operate as “fund of funds” in excess of the limits in Section 12(d)(1)(A) of the 1940 Act; and

RESOLVED: That the officers of the Trust be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

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I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Funds, a Delaware statutory trust, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of all the trustees of Forward Funds on March 29, 2012, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Trust on this 7th date of June, 2012.

/s/ Mary Curran
Secretary

Secretary’s Certification

Forward Management, LLC

RESOLVED: That the Board of Directors of Forward Management, LLC (the “Company”) hereby approve the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit, among other things, registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as Forward Funds (the “Trust”), to acquire shares of the Trust’s series that do not operate as “fund of funds” in excess of the limits in Section 12(d)(1)(A) of the 1940 Act; and

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

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I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Management, LLC, a Delaware limited liability company, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted at a meeting of all of the Directors of the Company on May 31, 2012, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Company on this 7th day of June, 2012.

/s/ Mary Curran
Secretary

Secretary’s Certification

Forward Securities, LLC

RESOLVED: That the Directors of Forward Securities, LLC (the “Company”) hereby approve the filing with the U.S. Securities and Exchange Commission of an application for exemptive relief from Sections 17(a), 12(d)(1)(A) and 12(d)(1)(B) under the Investment Company Act of 1940, as amended (the “1940 Act”), to permit, among other things, registered management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as Forward Funds (the “Trust”), to acquire shares of the Trust’s series that do not operate as “fund of funds” in excess of the limits in Section 12(d)(1)(A) of the 1940 Act; and

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

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I, Mary Curran, do hereby certify that I am the duly elected, qualified and acting Secretary of Forward Securities, LLC, a Delaware limited liability company, and as such, I do hereby further certify that the foregoing is a true and correct copy of a resolution adopted through written consent of a majority of the Directors of the Company on June 7, 2012, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of the Company on this 7th day of June, 2012.

/s/ Mary Curran
Secretary

EXHIBIT C

Statement on Authorizations

Included with Original Application

Pursuant to Rule 0-2(c)(2) under the Investment Company Act of 1940, as amended (the “Act”), I, Robert S. Naka, do hereby certify that the authorizations required under Rule 0-2(c)(1) under the Act, which were included in the original application and are included in this amendment as Exhibit B, are applicable to the individual who has executed this amendment and such authorization remains in effect.

/s/ Robert S. Naka
Secretary, Forward Funds

Pursuant to Rule 0-2(c)(2) under the Investment Company Act of 1940, as amended (the “Act”), I, Judith M. Rosenberg, do hereby certify that the authorizations required under Rule 0-2(c)(1) under the Act, which were included in the original application and are included in this amendment as Exhibit B, are applicable to the individual who has executed this amendment and such authorization remains in effect.

/s/ Judith M. Rosenberg
Secretary, Forward Management, LLC
Secretary, Forward Securities, LLC